SNAP Interactive, Inc. * 462 7th Avenue, 4th Floor * New York, NY 10018

March 12, 2014

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mark P. Shuman and Jan Woo

Re:	Snap Interactive, Inc. Registration Statement on Form S-1 File No. 333-191509

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Snap Interactive, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-1 (File No. 333-191509), together with all exhibits and amendments thereto (the “Registration Statement”), as initially filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2013 and as amended on October 28, 2013. The Registration Statement has not been declared effective as of the date hereof and no securities were sold or will be sold under the Registration Statement.

The Company has decided to withdraw the Registration Statement because the Company has determined that it is not in the Company’s best interest to proceed with the proposed offering of its securities at the current market prices of the Company’s common stock.  The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use. If you have any questions with respect to this request, please contact Rick Werner or Michael Dill of Haynes and Boone, LLP at (214) 651-5000.

Very truly yours,

Snap Interactive, Inc.

/s/ Clifford Lerner
Clifford Lerner
President and Chief Executive Officer

cc:	Rick Werner, Haynes and Boone, LLP Michael Dill, Haynes and Boone, LLP